Exhibit 3.17

MTY FOOD GROUP INC.
8150 route Transcanadienne, suite 200
St-Laurent, Québec H4S 1M5

Annual Information Form
For the year ended November 30, 2017

February 15, 2018

TABLE OF CONTENTS

PRELIMINARY NOTES AND CAUTIONARY STATEMENT	5
CORPORATE STRUCTURE	7
Name, Address and Incorporation of the Company	8
Intercorporate Relationships	8
GENERAL DEVELOPMENT OF THE BUSINESS	9
Recent events	9
3 Year History	9
DESCRIPTION OF THE BUSINESS OF THE COMPANY	11
Overview	11
Restaurant Industry	12
Development of the Business	13
System Sales	20
Same store sales	20
Seasonality of System Sales	21
Supplies and Distribution	21
Franchise Operation	22
Sources of Revenue	22
Management	24
Employees	24
Intellectual Properties	25
Marketing	26
Target Market	26
Competition	26
Competitive Strengths	27
Strategy	27
Government Regulation	29
Investment Parameters	30
RISK FACTORS	31
The Restaurant Industry and its Competitive Nature	31

Competition with other Franchisors	32
Economic Environment	32
Sustainability and growth of the Business of the Company	32
Security Breaches and Confidential Guest Information	33
Currency Exchange Rates	34
Interest Rates	34
Food Borne Illnesses	34
Intellectual Property	34
Government Regulation	36
Damage to the Company’s Reputation	36
Laws Concerning Employees	36
Potential Litigation, Class Actions and Other Complaints	37
The Company’s Dependence on Key Personnel	37
Leases and Lease Renewals	37
Commodity Costs, Labour Shortages and Costs and Other Risks	37
Price and Supply Fluctuation	38
Seasonality of the Business and Weather	38
Maintain adequate levels of collection from Franchisees	39
The Impact of changes in Sales Tax	39
Ability to Locate and Secure Acceptable Location Sites	39
Uninsured and Underinsured Losses	39
International Locations	40
The Company’s Dependence on the Franchisors of TCBY®, Rocky Mountain Chocolate
Factory® and Au Vieux Duluth® Concepts	40
Corporate Governance	40
Dividends	40
DIVIDEND POLICY	41
DESCRIPTION OF CAPITAL STRUCTURE	41
CREDIT FACILITIES	41
MARKET FOR SECURITIES – TRADING PRICE AND VOLUME	42
Trading Price and Volume	42
Prior Sales	43

DIRECTORS AND OFFICERS	43
Name and Occupation	43
Independence of the directors	44
Nomination, orientation and continuing education	44
Security Holdings of the Directors and Officers	45
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	45
Conflicts of Interest	46
PROMOTER	48
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	48
TRANSFER AGENT AND REGISTRAR	48
MATERIAL CONTRACTS	49
INTEREST OF EXPERTS	50
AUDIT COMMITTEE INFORMATION OF MTY FOOD GROUP INC. (THE “CORPORATION”)	50
Audit Committee Charter	50
Composition of the Audit Committee	54
Relevant Education and Experience	54
Audit Committee Oversight	55
Reliance on Certain Exemptions	55
Pre-Approval Policies and Procedures	55
External Auditor Service Fees	55
ADDITIONAL INFORMATION	55

PRELIMINARY NOTES AND CAUTIONARY STATEMENT

Date of Information

Unless stated otherwise, the information presented in the Annual Information Form is as at November 30, 2017.

Currency

All currency references in this Annual Information Form are in Canadian dollars.

Information Incorporated by Reference

Certain information and document referred to in the document such as financial statements and management discussion and analysis are available on the Canadian System of Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com under the Company’s name.

In this Annual Information Form, “MTY Food Group Inc.”, “MTY” or the “Company” designates, as the case may be, MTY Food Group Inc. and its subsidiaries, or MTY Food Group Inc., or one of its subsidiaries.

Non-IFRS Measures

Unless otherwise indicated, the financial information presented below, including tabular amounts, is prepared in accordance with International Financial Reporting Standards (“IFRS”). MTY uses earnings before interest, taxes, depreciation and amortization (“EBITDA”), because this measure enables management to assess the Company’s operational performance.

The Company also discloses same-store sales growth, which are defined as comparative sales generated by stores that have been open for at least thirteen months or that have been acquired more than thirteen months ago. Same stores sales growth provides information on the comparative performance of the restaurants in our network from one period to the next.

Similarly, the Company uses system sales to evaluate the size and performance of MTY’s network, as well as to indicate its income-generation potential. System sales include the sales of existing restaurants, of the ones that have closed or have opened during the period, as well as the sales of new concepts acquired from the closing date of the transaction and forward.

These measures are widely accepted financial indicators but are not a measurement determined in accordance with IFRS and may not be comparable to those presented by other companies. These non-IFRS measures are intended to provide additional information about the performance of MTY, and should not be considered in isolation or as a substitute for measure of performance prepared in accordance with IFRS.

The Company uses these measures to evaluate the performance of the business as they reflect its ongoing operations. Management believes that certain investors and analysts use EBITDA to measure a company’s ability to meet payment obligations or as a common measurement to value companies in the industry. Similarly, same-store sales growth and system sales provide additional information to investors about the performance of the network that is not available under IFRS. Both measures are components in the determination of short-term incentive compensation for some employees.

Cautionary Statement Regarding Forward-looking Information

This Annual Information Form contains forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of the business outlook of the Company. Forward-looking statements also include any other statements that do not refer to historical facts. A statement made is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws.

Unless otherwise indicated by the Company, forward-looking statements in this Annual Information Form describe the Company’s expectations at February 15, 2018 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, MTY does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from the expectations expressed in or implied by such forward-looking statements and that the business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this Annual Information Form for the purpose of giving information about management’s current strategic priorities, expectations and plans and allowing investors and others to get a better understanding of our business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this Annual Information Form are based on a number of assumptions that are believed were reasonable on February 15, 2018. Refer in particular to the section of this Annual Information Form entitled Risks Factors for a description of certain key economic, market and operational assumptions used in making forward-looking statements contained in this Annual Information Form. If the assumptions turn out to be inaccurate, the actual results could be materially different from what is expected.

Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this Annual Information Form include, but are not limited to: the intensity of competitive activity, and the resulting impact on the ability to attract customers’ disposable income; the ability to secure advantageous locations and renew existing leases at sustainable rates; the arrival of foreign concepts, the ability to attract new franchisees; changes in customer tastes, demographic trends and in the attractiveness of concepts, traffic patterns, occupancy cost and occupancy level of malls and office towers; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of products; the ability to implement the Company’s strategies and plans in order to produce the expected benefits; events affecting the ability of third-party suppliers to provide essential products and services; labour availability and cost; stock market volatility; variations in currency exchange rates and in interest rates; operational constraints and the event of the occurrence of epidemics, pandemics and other health risks.

These and other risk factors that could cause actual results or events to differ materially from the expectations expressed in or implied by the forward-looking statements are discussed in this Annual Information Form.

MTY cautions readers that the risks described above are not the only ones that could impact the Company. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also have a material adverse effect on the business, financial condition or results of operations.

Except as otherwise indicated MTY, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after February 15, 2018. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. MTY therefore cannot describe the expected impact in a meaningful way or in the same way the Company presents known risks affecting the business.

CORPORATE STRUCTURE

Name, Address and Incorporation of the Company

MTY Food Group Inc./Le Groupe d’Alimentation MTY inc. is a corporation established under the laws of the Canada Business Corporations Act. The Company was originally named 318782 B.C. Ltd. incorporated under the laws of the Province of British Columbia pursuant to Articles of Incorporation dated December 11, 1986 and changed its name to “Faber Resources Corp.” on January 20, 1987. Subsequently, it changed its name to “Golden Sky Resources Inc.’’ on November 12, 1987 and to “Golden Sky Ventures International Inc.“ on June 7, 1994. Golden Sky Ventures International Inc. was continued under section 187 of the Canada Business Corporations Act on July 26, 2000 and changed its name to “iNsu Innovations Group Inc.“. On July 8, 2003, the name of the Company was changed from iNsu Innovations Group Inc. to “MTY Food Group Inc.”.

The registered and head office of the Company is located at 8150 Trans-Canada Highway, suite 200, St-Laurent, Quebec, H4S 1M5.

Intercorporate Relationships

The following table sets forth the main operating subsidiaries of the Company, their jurisdiction of incorporation and the percentage of voting rights attached to voting securities held by the Company.

Name of subsidiary	Percentage of voting rights		Jurisdiction of
	held		incorporation
	Directly	Through
		subsidiaries
MTY Tiki Ming Enterprises Inc.	100%	-	Canada
Kahala Brands Ltd.	-	100%	Delaware

GENERAL DEVELOPMENT OF THE BUSINESS

Recent events

On December 12, 2017, the Company entered into a definitive combination agreement (the "Combination Agreement") contemplating an amalgamation (the "Transaction") under Section 181 of the CBCA involving a subsidiary of the Company (“MTY Subco”) and Imvescor Restaurant Group (“IRG”). Pursuant to the Transaction, each shareholder of IRG will be entitled to receive, on the effective date: (i) a number of redeemable preferred shares of the entity resulting from the amalgamation of IRG and MTY Subco (“Amalco”) equal to 20.14% of common shares of IRG held by such shareholder, which redeemable preferred shares will be redeemed immediately after the Transaction by Amalco in consideration for $4.10 per redeemable preferred share of Amalco; and (ii) a number of common shares of MTY equal to the remainder of such shareholder’s common shares of IRG multiplied by 0.0785, subject to rounding. The Transaction is described in greater detail in MTY's material change report dated December 21, 2017, which has been filed on SEDAR at www.sedar.com under MTY's profile. The full text of the Combination Agreement is also available on SEDAR.

3 Year History

Highlights of the 2017 fiscal year

On December 9, 2016, the Company announced that it had completed through its 60% controlling interest in a subsidiary the acquisition of the assets of La Diperie. The Company’s share of the purchase consideration amounted to $0.9 million, satisfied by the payment of $0.8 million cash. At closing, La Diperie operated 5 stores in Canada.

On February 1, 2017, the Company sold its exclusive Canadian master franchise rights of Yogen Früz for $0.8 million.

On May 8, 2017, the Company announced that it had completed the acquisition of the assets of Steak Frites St-Paul and Giorgio Ristorante for an amount of $0.4 million, of which $0.3 million was paid from cash on hand. At closing, six Giorgio Ristorante and nine Steak Frites were in operation. All locations are located in Canada.

On June 9, 2017, the Company announced it had completed the acquisition of the assets of The Works Gourmet Burger Bistro. The purchase price was $8.2 million of which $7.1 million was settled in cash. At closing, there were 27 locations in operation, all of them located in Canada.

On June 16, 2017, the Company announced it had completed through its 80% controlling interest in a subsidiary the acquisition of the assets of Houston Avenue Bar & Grill (“Houston”) and Industria Pizzeria + Bar (“Industria”). The Company’s share of the purchase consideration was $16.8 million of which $12.8 million was settled in cash. At closing nine Houston and three Industria were in operation. All locations are located in Canada.

On September 29, 2017, the Company announced it had completed through its 100% owned subsidiary MTY Tiki Ming Entreprises Inc., the acquisition of the assets of Dagwoods Sandwiches and Salads. At closing, Dagwoods operated 22 stores in Canada. The purchase price was $3.0 million.

On November 19, 2017, the Company announced it had signed a binding agreement to acquire 100% of CB Franchise Systems, LLC and Built Franchise Systems. The transaction closed on December 1st, 2017, after the Company’s fiscal year ended. The consideration paid was approximately $33.0 million (US$ 24.6 million).

Highlights of the 2016 fiscal year

On July 26, 2016, the Company completed the acquisition of Kahala Brands. With over 2,800 outlets in operation, Kahala is by far the largest acquisition in MTY’s history. The total consideration paid for the transaction was approximately $394 million, in the form of cash, shares and assumed liabilities.

Simultaneously with the acquisition of Kahala, the Company replaced its existing credit facility with a new facility composed of a term loan of $175 million and a revolving facility of $150 million. The facilities can be drawn in Canadian dollars or in US dollars, and the interest rates for both facilities are variable.

On September 30, 2016, the Company acquired the 40% of Big Smoke Burger that was held by a minority partner for $1.25 million. Following the transaction, the Company owns 100% of Big Smoke Burger.

On October 5, 2016, the Company completed the acquisition of BF Acquisition Holdings. The total consideration for the transaction was approximately $35 million. At closing, Baja Fresh Mexican Grill and La Salsa Fresh Mexican Grill operated 183 outlets.

During the year, the Company opened 182 new stores and closed 301. Including the additions attributable to acquisitions, the Company’s network grew by 2,943 stores, to reach 5,681. System wide sales were at a new historical high, at $1.48 billion.

Highlights of the 2015 fiscal year

MTY’s 2015 fiscal period started off with the closing of the acquisition of Manchu Wok, Wasabi Grill & Noodle and SenseAsian, which closed on December 18, 2014. The acquisition added 132 stores to MTY’s network, including 51 stores in the United States.

On September 18, 2015, the Company closed the acquisition of Big Smoke Burger. MTY paid $3.0 million for 60% of the shares of a newly created subsidiary, adding 17 stores to its network and a strong pipeline of potential stores.

During the year, the Company opened 120 new stores and closed 258. Including the additions attributable to acquisitions, the Company’s network grew by 11 stores, to reach 2,738. System wide sales were at a historical high, at $1.07 billion.

Impairment charges had to be taken against some of the Company’s intangible assets. The main driver was the decline of the Extreme Pita network, which has been experiencing some difficulties in the recent years. The total impairment charge was $8.1 million.

DESCRIPTION OF THE BUSINESS OF THE COMPANY

Overview

The Company is among North America’s leading franchisors of the restaurant industry. Its activities mainly consist of franchising multiple concepts in the quick service restaurant (‘’QSR’’) and casual dining segments of the restaurant industry. Its multi-concept model allows the Company to position itself across a broad range of demographic, economic and geographic sectors. The Company’s concepts are as follows:

The Company operates two main geographical segments; the Canadian operations and the USA & International operations.

In both cases, the operations mainly consist in franchising in the quick-service restaurant industry. As such, the main revenue streams for both segments are royalties, franchise fees, sales of services and material to franchisees and other franchising revenues.

The Company also operates some corporate restaurants – as at November 30, 2017, the Company had 29 corporate outlets in Canada and 38 in the United States.

Restaurant Industry

The foodservice industry is a dynamic, innovative and important sector of the Canadian and US economies. Canadian households were expected to spend 39.3% of their food dollars in restaurants in 2017, while the average American households were expected to spend 48.0% of their food dollars in restaurants1. This is an increase of 0.3% in Canada and 1.0% in the US compared to 2016.

Total commercial foodservice sales in Canada were forecasted to grow over $67 billion in 2017, an increase of 4.1% over 2016, and a 25th consecutive year of growth in total sales. Quick Service and full-service restaurants represent the two largest segments of commercial foodservice, respectively capturing 45% and 43% of the market. The average annual per capita restaurant sales were expected to reach $1,573 in 2017. One of the country’s largest employers, the foodservice industry provides jobs for more than 1.2 million Canadians2.

There are over 95,000 commercial foodservice units in Canada3, or approximately 26 units per 10,000 Canadians. 56% of restaurants in Canada are independent brands. Chain restaurants account for the remaining 44% but represent 79% of the traffic and 68% of the dollars spent in restaurants4.

In the United States, total restaurant industry (food and drink) sales reached over US $782 billion in 2016. The average US person purchases 194 meals in restaurants every year. The restaurant industry provides employment to over 14 million people, representing 10% of the overall U.S. workforce. There are over 624,000 establishments in the U.S. fast food industry, a third of which are franchised5.

In 2015, the average pre-tax profit of restaurants in Canada was 4.3% of operating revenues (4.7% for quick service restaurants and 3.1% for full service restaurants). The most important expenses were cost of sales at 34.8% of sales, salaries and wages at 30.8% of sales and rental and leasing costs, at 8.1% of sales6.

The Company’s current market share in North America remains under 1% of the market.

According to Kostuch Media Ltd, MTY’s portfolio of brands contains 23 of the top 125 Canadian Restaurant Brands7.

In the United States, only Cold Stone Creamery and Baja Fresh Mexican Grill ranks in the top 2508 chains.

Development of the Business

____________________
1 Source: Restaurants Canada, Foodservice Facts 2017, Market Review and Forecast
2 Source: Restaurants Canada, Foodservice Facts 2017, Market Review and Forecast
3 Source: Restaurants Canada, Foodservice Facts 2017, Market Review and Forecast
4 Source: Restaurants Canada, Foodservice Facts 2016, Market Review and Forecast
5 Source: www.statista.com/topics/1135/us-restaurants/, Facts on the U.S. restaurant industry
6 Source: Restaurants Canada, 2017 Operations Report
7 Source: Foodservice and Hospitality, The Annual Top 100 Report, June 2017
8 Source: Restaurants Business, June 2017, The Top 500 Issue

A number of the Company’s concepts were developed internally while the others were added through the several acquisitions completed by MTY over the years. The table below lists those concepts developed by MTY:

Concept	Year of launch of first
location
Tiki Ming®–Chinese Cuisine	1983
Sukiyaki® - A Japanese delight	1988
Franx Supreme® – hot dog/hamburger	1989
Chick’n’Chick[1]	1995
Panini Pizza Pasta®	1995
Carrefour Oriental	1996
Caferama®[2]	1999
Au Vieux Duluth Express®, through an exclusive area development agreement for Quebec and Ontario	2002
Villa Madina®	2003
Kim Chi Korean Delight ®	2006
Vie & Nam®	2008
Tandori	2008
O’Burger®	2008
Tosto Quickfire Pizza Pasta ®	2015
Ginger Sushi Boutique ®	2017

1- The last Chick’n’Chick outlet closed during the 2013 fiscal period
2- The last Caferama outlet was closed during the Company’s 2012 fiscal period.

The following table provides details on the acquisitions completed by MTY to date:

Concept acquired	Year	Acquired	Acquired	Total
	acquired	locations	corporate	number of
		that are	owned	locations
		franchised	locations	acquired
		or subject
		to an
		operator
		agreement
Fontaine Santé/Veggirama®	1999	18	0	18
La Crémière®	2001	71	3	74
Croissant Plus®	2002	18	2	20
Cultures®	2003	24	0	24
Thai Express®	2004	6	0	6
Mrs. Vanellis®	2004	103	0	103
Canadian master franchise right of “TCBY®” The Country’s Best Yogurt	2005	91	0	91
Master franchise rights for Canada of Yogen FrüzTM	2006	152	0	152
Sushi Shop®	2006	42	5	47
Koya Japan®	2006	24	0	24
Sushi Shop® corporate locations	2007	0	15	15
Tutti Frutti®	2008	29	0	29
Master franchise right for Canada of Taco Time®	2008	117	0	117
Country Style® & Buns Master®	2009	475	5	480
Valentine®	2010	86	9	95
Jugo Juice®	2011	134	2	136
MR. SUB®	2011	338	0	338
Koryo Korean Barbeque®	2011	19	1	20
Mr Souvlaki®	2012	14	0	14
Sushi Go ®	2013	3	2	5
Extreme Pita ® and Mucho Burrito ®	2013	300	5	305

Concept acquired	Year	Acquired	Acquired	Total
	acquired	locations	corporate	number of
		that are	owned	locations
		franchised	locations	acquired
		or subject
		to an
		operator
		agreement
Thaïzone ®	2013	28	0	28
Madisons New York Grill & Bar ®	2014	14	0	14
Café Dépôt ®, Sushi-Man ®, Muffin Plus® & Fabrika ®	2014	88	13	101
Van Houtte ®	2014	51	1	52
Manchu Wok ®, SenseAsian ®, Wasabi Grill & Noodle ®	2015	115	17	132
Big Smoke Burger ®	2015	13	4	17
Kahala Brands Ltd - Cold Stone Creamery, Blimpie, Taco Time, Surf City Squeeze, The Great Steak & Potato Company, NrGize, Lifestyle Café, Samurai Sam’s Teriyaki Grill, Frullati Café & Bakery, Rollerz, Johnnie`s New York Pizzeria, Ranch One, America’s Taco Shop, Cereality, Tasti D-Lite, Planet Smoothie, Maui Wowi and Pinkberry	2016	2,839	40	2,879
Baja Fresh Mexican Grill and La Salsa Fresh Mexican Grill	2016	167	16	183
La Diperie	2017	5	0	5
Steak Frites St-Paul and Giorgio Ristorante	2017	15	0	15
The Works Gourmet Burger Bistro	2017	23	4	27
Houston Avenue Bar & Gill and Industria Pizzeria + Bar	2017	12	0	12
Dagwoods Sandwiches and Salads	2017	20	2	22

The growth in the number of locations over the last 10 years came primarily from the acquisitions described above. However new locations are frequently opened thus also contributing to the growth in MTY’s location count. As at November 30, 2017, 5,469 locations were in operation. The chart below provides details on the locations growth over the last 10 years:

Out of the 5,469 locations in operation, 5,402 were franchised or subject to an operator agreement and the remaining 67 locations are operated by MTY. The following chart provides historical details on the breakdown between the number of franchised locations and corporate owned locations:

(1) Franchised or subject to an operator agreement

MTY’s locations can be found in: i) mall and office tower food courts and other shopping mall locations; ii) street front; and iii) non-traditional format within airports, hospitals, campuses, petroleum retailers, convenience stores, cinemas, amusement parks and in other venues or retailers shared sites.

The table below provides the breakdown of MTY’s locations unit counts and system wide sales by type as at the two most recent completed fiscal years:

	% of location count		% of system sales
Location type			year ended
	November 30		November 30
	2017	2016	2017	2016
Shopping mall & food court	23%	24%	27%	36%
Street front	48%	47%	57%	50%
Non-traditional format	29%	29%	16%	14%

The geographical breakdown of MTY’s locations and system sales consists of:

Geographical location	% of location count		% of system sales
			year ended
	November 30		November 30
	2017	2016	2017	2016
Ontario	17%	18%	14%	21%
Quebec & Eastern Canada	17%	15%	20%	27%
Western Canada	10%	10%	11%	17%
United States	47%	48%	48%	28%
International	9%	9%	7%	7%

The location count by concepts at November 30, 2017 appear in the table below:

Canada		United States and International
Au Vieux Duluth Express®	8	America’s Taco Shop ®	6
Big Smoke Burger ®	12	Baja Fresh Mexican Grill ®	143
Buns Master®	5	Big Smoke Burger ®	8
Café Dépôt ®	56	Blimpie ®	270
Cold Stone Creamery ®	7	Cereality ®	1
Country Style®	346	Cold Stone Creamery ®	1,353
La Crémière®	45	Country Style®	4
Le Diperie	23	Extreme Pita®	11
Cultures®	49	Franx Supreme®	1
Dagwoods Sandwiches & Salads ®	20	Frullati Café & Bakery®	14
Extreme Pita ®	107	Great Steak ®	62
Fabrika ®	2	Johnnie’s New York Pizzeria	9
Franx Supreme®	3	Jugo Juice ®	2

Canada		United States and International
Giorgio Ristorante®	4	Kahala Coffee Traders ™	7
Houston Avenue Bar & Grill ®	10	La Crémière ®	3
Industria Pizzeria + Bar ®	4	La Salsa Fresh Mexican Grill ®	22
Jugo Juice®	130	Manchu Wok ®	35
Kim Chi Korean Delight ®	10	Maui Wowi Hawaiian Coffees & Smoothies ®	347
Koryo Korean Barbeque®	16	MR. SUB ®	10
Koya Japan®	16	Mucho Burrito ®	2
Madisons ®	13	NrGize Lifestyle Café ™	81
Manchu Wok ®	75	Pinkberry ®	114
Mr Souvlaki®	16	Planet Smoothie ®	116
MR.SUB®	267	Ranch One ®	5
Mucho Burrito ®	109	Rocky Mountain Chocolate Factory ®	88
Muffin Plus ®	24	Rollerz ™	1
O`burger®	5	Samurai Sam’s ®	22
Panini®	1	Sukiyaki ®	9
SensAsian®	1	Surf City Squeeze ®	91
Steak Frites St-Paul®	8	Taco Time ®	138
Sukiyaki®	14	Tandori ®	3
Sushi-Man ®	9	Tasti D-Lite ™	15
SushiGo ®	3	Thai Express®/ Pad Thai®	15
Sushi Shop®	146	Tiki Ming ®	10
Taco Time®	130	Vanelli’s ®	60
Tandori TM	11
TCBY®	41
Thaï Express® / Pad Thaï	289
Thaïzone ®	41
The Works Gourmet Burger Bistro®	27
Tiki Ming®	31
Tosto Quickfire Pizza Pasta ®	5
Tutti Frutti®	35
Valentine®	100
Vanelli's®	22
Van Houtte ®	48
Vie & Nam®	4
Villa Madina®	41
Wasabi Grill & Noodle ®	2

Total	2,391		3,078

System Sales

The following chart shows the growth in system sales realized during the last 10 fiscal periods:

Same store sales

The following chart shows the growth in same store sales in the last 10 fiscal years:

Seasonality of System Sales

The Company expects seasonality to be a material factor in the quarterly variation of its system sales. System sales fluctuate seasonally, during January and February sales are historically lower than average due to weather conditions. Sales are historically above average during May to August. This is generally as a result of higher traffic in the street front locations, higher sales from seasonal locations only operating during the summer months and higher sales from shopping center locations. Sale for shopping malls locations are also higher than average in December during the Christmas shopping period. The graphic below shows the seasonality of sales per type of outlet during the last twelve months:

Monthly proportion of annual sales by type of outlet

Supplies and Distribution

Franchisees are required to purchase the majority of their ingredients, products, materials, supplies and other items which are necessary for the operation of their businesses directly through Company’s authorized distributors. The Company has a purchasing department that is responsible for leveraging the buying power of the Company to deliver the goods and services required in the operation of the locations. The supply and distribution arrangements are managed by the Company’s purchasing department. Under these arrangements, independent distributors authorized by the

Company purchase certain products directly from the Company’s approved suppliers and then store, sell and distribute them to the Company’s locations.

Fluctuations of price are passed through to the Company owned and franchise locations. These arrangements help assure the availability of products and provide quality control measures and efficient distribution of these products to the locations. Most goods and services required for the operations of the locations are generally available and can be provided from alternate suppliers. The Company supplies two of its concepts through its St-Hyacinthe, Quebec distribution center and manufactures certain products in its food processing plant, located in Levis, Quebec.

Franchise Operation

The legal relationship with the Company’s franchisees is governed by a franchise agreement for a term that is typically 10 to 15 years for traditional locations and typically 3 to 5 years for non-traditional locations. Apart from some non-traditional locations, each location is subject to a separate franchise agreement. The franchise agreement grants the right to use the trademarks in association with concepts within a limited area and specifies comprehensive standards of practice governing all relevant operational matters. The initial franchise fee usually ranges from $25,000 to $50,000 for traditional locations and from $5,000 to $17,500 for non-traditional locations. Pursuant to the franchise agreement, the Company collects an ongoing royalty fee from each franchisee of approximately 4.5% to 7% of gross sales. For most concepts, the Company either relies on franchisees to accurately report their gross sales on a frequency as prescribed in their franchise agreement or polls the sales directly from the point of sale system in place in the store.

For other concepts, the royalty fees are built-in the price of the products and are collected by the Company through authorized distributors. Each franchise agreement specifies additional payments to be made to the Company by each franchisee. The franchise agreement also sets out the parameters of employee training, technical assistance and other services to be provided to franchisees by the Company. A franchise agreement may not be assigned by the franchisee. Each franchise agreement may be terminated upon certain prescribed circumstances.

Approximately 800 locations are controlled by 33 groups of franchisees owning 10 or more locations. Three groups control more than 50 locations.

Sources of Revenue

The Company’s revenues come from the following sources:

Franchising

Franchising revenues include various revenues generated by the franchising operations, as described below. During the years ended November 30, 2017 and

2016, such revenues represented 78% and 77% of consolidated revenues respectively.

  Royalty fees. The Company collects an ongoing royalty fee from each franchisee with the fee generally ranging between 4.5% and 7% of gross sales depending on the concepts and is, in general, payable on a weekly or monthly basis.

  Initial franchise fees. The Company charges an initial franchise fee usually ranging from $25,000 to $50,000 ($5,000 to $17,500 for non-traditional locations) at the commencement of the initial term of the franchise agreement. The fees are recognized as revenue when substantially all of the initial services as required by the franchise agreement have been performed. This usually occurs when the location commences operations.

  Master license fees. The Company charges a master license fee when it grants territorial rights for the development of its concepts. The master license fees are recognized when the Company has performed substantially all material initial obligations under the agreement, which usually occurs when the agreement is signed.

  Renewal fees. The Company charges a fee upon the re-grant of an expired franchise. Depending on the concept, the fee ranges from $1,000 to $5,000 per renewed year. Renewal fees are recognized when substantially all applicable services required by the Company under the franchise agreement have been performed. This generally occurs when the agreement is signed.

  Revenue from sale of franchise locations. In some cases, the Company manages the construction of a new restaurant, which is then delivered on a ‘’turn-key’’ basis to the franchisee on completion. Restaurant construction and renovation revenue is recognized by reference to the stage of completion of the contract activity at the end of the reporting period.

  Sales of Goods and Supplies. Franchisees are required to purchase certain supplies used and sold at their locations from the Company, which the Company provides to the franchisees at a profit. Revenues are recognized when goods are delivered. The company also generates some administration fees from reselling services to its franchisees.

  Rental income. The Company earns rent revenues on certain properties and leases it holds and sign rental revenue. For many locations, the Company leases the premises occupied by the franchisee from the owner of the property, and subleases these premises to the franchisee. In some cases, the Company charges percentage or additional rent as a supplement to the rent per lease agreement between the owner of the property and the Company for the obligations incurred by the Company pursuant to such lease. In some other cases, the Company acts as an agent and doesn’t recognize revenues or expenses in its consolidated financial statements.

  The Company recognizes breakage income either on a pro-rated recognition basis, which is based on the historical redemption pattern of the gift cards or based on the remote likelihood of a gift card being redeemed. The Company also charges various program fees to its franchisees as gift cards are redeemed.

  Supplier considerations. The Company receives considerations from suppliers. Supplier contributions are recognized in the month they are earned.

  Transfer fees & other fees. The Company charges a fee for the transfer of a franchise, documenting changes to the franchise agreement and other documents, providing plans and specifications for store design and for construction supervision.

  Distributions revenues. The Company earns revenue from distributing food and restaurant supplies to its Valentine and Franx Supreme locations. Revenues are recognized once the goods have been delivered to the franchise location.

Revenue from food processing

The Company earns revenues from producing a variety of food products. Food processing revenues are recognized when goods have been delivered to end-users or when significant risks and rewards of ownership have been transferred to distributors or retailers. Food processing revenues have represented 5% and 7% of total revenues in for 2017 and 2016.

Revenue from corporate owned locations

The Company also generates revenues from the restaurant locations which it owns and operates. Revenue from corporate-owned locations is recorded when services are rendered. Revenues from corporate owned locations have represented 18% and 17% of total revenues for 2017 and 2016 respectively.

Management

The Company's ability to attract and retain skilled management personnel has been a key factor in the development of its restaurant system. The Company benefits from a management team that is highly experienced in the restaurant industry. The loss of some key management personnel could have a material impact on the operations of the Company.

Employees

As at November 30, 2017, the Company and its subsidiaries had approximately 975 employees working over 20 hours per week in Canada and in the United States. Of those, 461 work in corporate restaurants or in the food processing plant. Of the other employees, approximately 257 are located in Canada and 257 in the United States.

Intellectual Properties

The intellectual properties are sublicensed by the Company to franchisees. Maintaining and increasing “brand identity” through the use of intellectual properties is a key element to the success of the Company. The intellectual properties owned and used by the Company include trademarks that are registered or pending registration under the Trade-marks Act in Canada, under the Trademark Act of 1946 in the United States or other international trademark agencies, unregistered trademarks and other trademarks relating to the concepts Au Vieux Duluth Express®, TCBY® and Rocky Mountain Chocolate Factory® are licensed by the Company. The rights for the Company to use these licensed trademarks and related intellectual properties, to operate and franchise the concepts Au Vieux Duluth Express®, TCBY® and Rocky Mountain Chocolate Factory® are governed pursuant to the following Master Franchise or Development agreements.

Au Vieux Duluth Express Area Development Agreement

Au Vieux Duluth Express Area Development Agreement dated May 2, 2002 for the provinces of Quebec and Ontario between Restaurants Au Vieux Duluth Inc. and Tiki Ming. The original agreement was for a term of 10 years, from May 2, 2002 to May 1, 2012 and includes a 10 years option to renew, at Tiki Ming’s option, which is subject to certain conditions. Following the expiry of the original term, the agreement has been renewed from month to month.

TCBY Transnational Master Franchise Agreement

TCBY Transnational Master Franchise Agreement dated February 20, 1992, as amended and assigned from time to time, between TCBY Systems, LLC (formerly TCBY Systems, Inc and Tremlac Food Canada Limited/Les Aliments Tremlac Canada limitée (as assigned by Daniel Tremblay and Paul Lachance, and later Donald Foley) and, as assigned to Tiki Ming on September 28, 2005 for the territory of Canada expiring on December 31, 2025.

Rocky Mountain Chocolate Factory Master License Agreement

Master License Agreement dated August 17, 2009 between Kahala Franchising Corp. and Rocky Mountain Chocolate Factory, Inc., granting an irrevocable non-exclusive right to the Company to offer Rocky Mountain Chocolate Factory products in existing Cold Stone Creamery locations in the United States or to open co-branded (Cold Stone Creamery/Rocky Mountain Chocolate Factory) stores. This agreement is valid as long as the Company’s network has Rocky Mountain Chocolate Factory stores in operations and as long as there is no default to the clauses contained in the agreement.

Tim Hortons Master License Agreement

Master License Agreement dated November 6, 2009 and amended May 17, 2016 permitting Tim Hortons stores to offer Cold Stone Creamery and permitting Cold Stone Creamery stores to offer Tim Hortons. The agreement is irrevocable and non-exclusive and is applicable only for co-branded stores. The agreement is valid as long as co-branded stores are in operation and as long as there is no default to the clauses contained in the agreement. Both parties have termination rights in the agreement.

Marketing

Pursuant to the franchise agreements, franchisees must pay a fee ranging from 1% to 4% of gross sales depending on the concept to the promotional fund. These amounts are collected by the Company in its capacity as agent and used for promotional, marketing and advertising purposes and to administer the promotional fund of the respective concepts. In addition to the promotional fund, supplementary marketing activities are funded by franchisees for local advertising and promotions.

Target Market

The company’s network currently operates 2,581 locations in the United States and 2,387 in Canada. It is the intention of the Company to grow its franchise system in the future by leveraging the base it currently has in both territories.

Through master license agreements, the Company also plans to further develop its concepts at the international level. Currently, 506 locations are operating outside North America in 34 countries around the world.

Competition

The quick service restaurants and casual dining segments of the commercial foodservice industry have low barriers to entry and therefore are highly competitive. Competition comes from both established competitors, some of which might have resources greater than we have, and potential new market entrants. Each one of the Company’s locations competes with other commercial foodservice operations within the same geographical area. Competition, in the broadest perspective, includes restaurants, take-out and delivery operations, coffee shops, street vendors, convenience food stores, delicatessens and supermarkets. Each one of the Company’s locations competes with other operations in its local market primarily through the quality, variety and value perception of food products offered and the quality of services offered to its customers. The unit count of the Company’s banners, the site of the Company’s locations, the quality and speed of service, the attractiveness of facilities, and the effectiveness of marketing and new product development are also important competitive factors.

Competitive Strengths

The success of the Company can be attributed to the following factors:

  With over 30 years in the restaurant franchising industry, the Company has developed expertise and built a solid reputation with its landlords and franchisees enabling the company to maintain its expansion. MTY has built an experienced and dedicated management team that continuously balances the interests of our franchisees, business partners, employees and shareholders.

  The large diversity of brands allows the Company to position itself across a broad range of demographic, economic and geographic sectors and to gain valuable market intelligence in various markets that enable managements to make more informed decisions for other brands in the same markets.

  The relatively affordable cost of capital for becoming a franchisee of one of MTY’s quick service concepts ranges from $150,000 to $550,000 and between $30,000 and $120,000 for non-traditional locations, offering a competitive cost of entry and various options for franchisees to choose from.

  Strong growth enables the Company to gain purchasing power and therefore offer its franchisees competitive pricing on products, supplies and advertising buying.

  A very scalable structure with shared services which allows all brands to benefit for the highest level of expertise in purchasing, legal, research and development and information technology for a fraction of the cost.

Strategy

The company intends to increase its market share by:

  Same store sales growth
  The Company’s strategy to improve same store sales growth includes advertising, introduction of new products, innovation, excellence in operations and continued training, all with a focus of increasing customer count and average check.

  Concepts image upgrade and menu innovations
  The Company intends to continue to innovate by introducing new menu items or new concepts and upgrading the image of its existing concepts.

  Increase restaurant profitability
  The profitability of the restaurants in the Company’s network is critical to MTY’s franchise partners. The Company believes constant focus on increasing sales, maintaining food and labor cost ratios, maintaining occupancy costs to an acceptable level and adapting the concepts are all critical to create sustainable profitability.

  Leveraging its multi-brand offering to expand further in Canada, in the United States and abroad The Company intends to continue to open new locations of existing concepts in shopping malls, at street front locations and in non-traditional settings.

  Seeking international Master franchise opportunities
  The Company intends to develop at the international level through area master agreements.

  Seeking acquisitions
  The Company intends to continue to make acquisitions in the food service industry.

Government Regulation

Local Regulation of Restaurants

The Company’s corporate owned and franchise locations are subject to licensing and regulation by a number of governmental authorities, which may include liquor, health, sanitation, environment, linguistic, safety, fire, building and other agencies in the provinces or municipalities in which the Company’s locations are located. Developing new locations, in particular street front locations, requires licenses and land use approval, and could be delayed by difficulties in obtaining such licenses and approvals or by more stringent requirements of local government bodies with respect to zoning, land use and licensing. The Company, for its corporate owned locations and franchisees must comply with all applicable federal, provincial and local laws and regulations. Pursuant to the franchise agreements, the Company is to be indemnified by franchisees for any liabilities or costs incurred which are attributable to their failure to comply with such laws and regulations.

Food Product Regulation

The Company’s suppliers of food products to the Company’s corporate and franchise locations and the franchisees must comply with applicable federal and provincial regulations relating to the manufacture, handling, preparation and labeling of food products.

Franchise Regulation

The Company must comply with the laws and regulations adopted in the Provinces of Ontario, Alberta, Manitoba, New Brunswick, British Columbia and Prince Edward Island that require certain disclosure to be made with respect to the offer and sale of franchises. These laws require that the Company furnish prospective franchisees located in Ontario, Alberta, Manitoba, New Brunswick, British Columbia or Prince

Edward Island, as applicable, with a disclosure document containing information prescribed by these laws.

The Company must also comply with the various Federal and state laws in the areas where it operates in the United States. These laws require that the Company provide prospective franchisees with a disclosure document containing information prescribed by the applicable regulations. Such disclosure documents must be approved on an annual basis by the relevant authorities prior to being used for disclosure.

Employment Regulations

The Company and its franchisees are subject to local labour and employment laws that govern their relationship with employees, such as minimum wage requirements, overtime and working conditions.

Regulations Governing Alcoholic Beverages

Alcoholic beverage control regulations require that the Company or a franchisee, as the case may be, apply to a provincial or a municipal authority for a license or permit to sell alcoholic beverages on the premises and, in certain locations, to provide service for extended hours and on Sundays. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of a location's operations, including the minimum age of patrons who may consume alcoholic beverages and employees who may serve such beverages, hours of operation, advertising, wholesale purchasing, inventory control, and handling, storage and dispensing of alcoholic beverages. Locations in certain jurisdictions may be subject to statutes or common law principles which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

Regulations Governing Smoking

Locations are subject to various laws that prohibit or limit smoking on the premises and that impose fines for failure to adhere to such laws.

Menu labeling

Multiple jurisdictions in which the Company operate have enacted menu labelling legislation that have the effect of requiring restaurants to list certain nutritional information on all the menus and advertising. The calorie and sodium content of its standard food items are the most common types of required labeling.

Investment Parameters

The Company typically invests its cash flow surpluses, when applicable, in highly secured, liquid instruments. Investments normally are for periods of less than 12 months, and are made in guaranteed investment certificates of major financial institutions or in premium rate savings accounts held in reputable Canadian banks.

RISK FACTORS

An investment in the Company involves a number of risks. In addition to the other information contained in this Annual Information Form and the Company’s other publicly filed disclosure documents, investors should give careful consideration to the following risk factors and uncertainties, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. Any of the matters highlighted in these risk factors and uncertainties could have a material adverse effect on the Company’s results of operations, business prospects or financial condition. The risk factors and uncertainties described below are not the only risks and uncertainties the Company faces. Additional risks and uncertainties not currently known to the Company, its directors and officers or that are currently deemed immaterial also may impair the Company’s business operations.

The Restaurant Industry and its Competitive Nature

The performance of the Company is directly dependent upon a number of factors that affect the restaurant industry in general, including intense competition with respect to price, service, location and food quality. If the Company is unable to successfully compete in the restaurant industry, its performance may be adversely affected. The inability of the Company to maintain comparable store sales and the number of locations in its franchise system, and the Company’s franchisees to pay franchise fees, royalty fees and other amounts to the Company, could have a material adverse effect on the Company's business, financial condition or results of operation.

Despite the fact that the Company has a large number of concepts, diversified in type of locations and geographically, the performance of the Company is also affected by changes in demographic trends, traffic patterns, occupancy level of malls and office towers and the type, number, and location of competing restaurants. In addition, factors such as innovation, increased food costs, labour and benefits costs, occupancy costs and the availability of experienced management and hourly employees may adversely affect the Company. Changing consumer preferences and discretionary spending patterns could oblige the Company to modify or discontinue concepts and/or menus and could result in a reduction of revenue and operating income. Even if the Company was able to compete successfully with other restaurant companies with similar concepts, it may be forced to make changes in one or more of its concepts in order to respond to changes in consumer tastes or dining patterns. If the Company changes a concept, it may lose additional customers who do not prefer the new concept and menu, and it may not be able to attract a sufficient new customer base to produce the revenue needed to make the concept profitable. Similarly, the Company may have different or additional competitors for its intended customers as a result of such a concept change and may not be able to successfully compete against such competitors. The Company's success also depends on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could reduce revenue and operating income.

Competition with other Franchisors

The Company competes for market share and for acquisitions with other companies, including other well-capitalized franchisors with extensive financial, technological, marketing and personnel resources and high brand name recognition and awareness. There can be no assurance that the Company will be able to respond to various competitive factors affecting the franchise operations of the Company.

Economic Environment

The business of the Company is dependent upon numerous aspects of a healthy general economic environment, from strong consumer spending to provide sales revenue, to available credit to finance the franchisees and the Company. In case of turmoil in economic, credit and capital markets, the Company’s performance and market price may be adversely affected. The Company’s current planning assumptions forecast that the restaurant industry will be impacted by the current economic uncertainty in the certain regions in which it operates. However, management is of the opinion that any economic situation that occurs within a normal cycle will not have a major impact on the Company due to the following reasons: 1) the Company generates strong cash flows and has a healthy balance sheet; 2) quick service restaurants represent an affordable dining out option for consumers in an economic slowdown.

Sustainability and growth of the Business of the Company

The sustainability and the growth of the business of the Company are dependent upon its ability to:

(i)	maintain its current franchise system which is subject to many factors including but not limited to the renewal of existing leases at sustainable rates with qualified franchisees,
(ii)	continue to expand its current concepts by obtaining good store sites, acceptable lease terms and obtaining suitable franchisees,
(iii)	maintain and grow same store sales,
(iv)

complete accretive acquisitions. The time, energy and resources involved in the integration of the acquired businesses into the Company’s system and culture could also have an impact on the Company’s results, and

(v)

retain qualified franchisees in its franchise system and personnel to manage Company owned locations. The Company faces competition for locations and managers from its competitors and from the franchisors of other businesses. The Company's inability to successfully obtain qualified franchisees and personnel could adversely affect its business development.

The quality of the individual Company’s corporate-owned and franchise locations operations may be diminished by many factors beyond the Company's control. Consequently, the Company, management, personnel and franchisees may not successfully operate Company corporate owned locations and franchise locations in a manner consistent with the Company's standards and requirements, or may not retain qualified franchisees, hire and train qualified managers and operators. If they do not, the image and reputation of the Company corporate owned locations and franchise locations may suffer, and gross revenue and results of operations of the Company could decline.

Security Breaches and Confidential Guest Information

The Company’s business requires the collection, transmission and retention of large volumes of guest, franchisee and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that the Company maintains and in those maintained by third parties with whom the Company contracts to provide services. The integrity and protection of that information is critical to the Company. Further, the Company’s guests, franchisees and employees have a high expectation that the Company and its service providers will adequately protect their personal information.

The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company’s systems may not be able to satisfy these changing requirements and guest, franchisee and employee expectations, or may require significant additional investments or time in order to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error or inadvertent releases of data all threaten the Company and its service provider’s information systems and records. A breach in the security of the Company’s information technology systems or those of the Company’s service providers could lead to an interruption in the operation of its systems, resulting in operational inefficiencies or a loss of revenues or profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests’ or other proprietary data or other breach of the Company’s information technology systems could result in fines, legal claims or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt the Company’s operations, damage its reputation and expose it to claims from guests and employees, any of which could have a material adverse effect on the Company’s financial condition and results of operations.

Currency Exchange Rates

The Company uses the Canadian dollar as its functional currency. As a result of the material proportion of cash flows generated in US dollars or in other currencies, the Company’s profitability and capacity to service its debt obligations are subject to fluctuations in currency exchange rates.

Fluctuations in currency exchange rates also affect the costs of certain products required in the operations of the Company’s corporate-owned and franchises, in turn could impact the profitability of their operations.

Interest Rates

The Company currently has a $305 million authorized revolving credit facility. As at November 30, 2017, a total of $210.5 million was drawn, all of which was subject to short term variations in interest rates in Canada. In the course of business, the Company may be required to use more of the available amount and/or to increase the authorized amount. Fluctuations in interest rates may potentially impact the Company’s profitability materially.

Food Borne Illnesses

Publicity from any food borne illness could adversely affect the sales of one or more restaurants of one or more of our concepts and therefore revenues of the Company. Franchisees may be the subject of complaints or litigation from guests alleging food-related illness or other food quality or health concerns. Adverse publicity resulting from such allegations may materially affect the sales of restaurants, regardless of whether such allegations are true or whether a franchisee is ultimately held liable.

Intellectual Property

The ability of the Company to maintain or increase its operating results will depend on its ability to maintain its various “brand identity” through the use of intellectual property owned or licensed by the Company. If the Company fails to enforce or maintain any of its intellectual property rights, or the Company fails to enforce its rights under the franchise agreements with its franchisee, the Company may be unable to capitalize on its efforts to establish and maintain its various brand identity. Improper use of such trademarks and other intellectual property rights in Canada and in the United States, and jurisdictions other than Canada or the United States, in a manner that diminishes the value of such trademarks and other intellectual property rights could affect the value of the intellectual property and the operating results of the Company could decline. Similarly, negative publicity or events associated with such trademarks and other intellectual property rights, may negatively affect the image and reputation of the Company, resulting in a decline in operating results of the Company. All registered trademarks in Canada and in the United States can be challenged pursuant to provisions of the Trade-marks Act (Canada) and the Trademark Act of 1946 (United States), and other intellectual property can be the subject of similar challenges. If any intellectual property rights are ever successfully challenged, this may have an adverse impact on operating results of the Company and could also affect its expansion capability.

Government Regulation

The Company is subject to various federal, provincial, state and local laws affecting its business. Each Company owned locations and franchise locations is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, smoking laws, environment, linguistic, health and safety and fire agencies. Difficulties in obtaining or failures to obtain the required licenses or approvals, or loss thereof, or compliance to changes in government laws and regulations concerning smoking bans, menu labeling and disclosure, drive-thru restrictions, elimination of trans fats or environmental matters could harm the Company in maintaining its franchise system and its ability to grow its number of locations and could have a material adverse effect on the Company's business, financial condition or results of operation. The result of the NAFTA negotiations could also have impacts that cannot be foreseen at the moment.

Damage to the Company’s Reputation

There has been a marked increase in the use of social media platforms and similar channels, including weblogs (blogs), social media websites and other forms of Internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning the Company or one or more of its brands may be posted on such platforms at any time. Information posted may be adverse to the Company’s interests or may be inaccurate, each of which may harm the Company’s performance, prospects or business. The harm may be immediate without affording the Company an opportunity for redress or correction.

Ultimately, the risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm the Company’s reputation, business, financial condition and results of operations.

Laws Concerning Employees

The operations of the Company owned locations and franchise locations are subject to employment and labour laws governing such matters as minimum wage, working conditions, and overtime and tip credits. A significant proportion of the Company's food service and preparation personnel are paid at rates related to the minimum wage and, accordingly, further increases in the minimum wage will increase the Company’s and franchisees labour costs and could have an impact on the Company's operating results.

Potential Litigation, Class Actions and Other Complaints

The Company may be the subject of complaints or claims from customers alleging food related illness, injuries suffered on the premises or other food quality, health or operational concerns. Adverse publicity resulting from such allegations may materially affect the Company’s operating results, regardless of whether such allegations are true or whether the Company is ultimately held liable.

The Company may be subject to claims from landlords in respect of lease agreements to which the Company acts as tenant, and it may also be subject to claims from current and former franchisees that are based on various grounds. It may also be subject to claims from shareholders or lenders for various reasons, including the announcement by the Company on November 22nd, 2017 that it intended to restate certain financial documents that had been published previously. Any such claims, if they are determined by a court or arbitrator to be well founded, may materially affect the Company’s operating results.

The Company’s Dependence on Key Personnel

The success of the Company depends upon the personal efforts of a small group of employees and senior management. Although the Company believes it will be able to replace its key employees within a reasonable time should the need arise, the loss of key personnel could have a material adverse effect on the Company's financial performance.

Leases and Lease Renewals

At November 30, 2017 the Company had 1,307 leases signed with various landlords in Canada, and 788 leases signed with various landlords in the United States, representing rental obligations of $848 million of which $780 million is sublet to franchisees. The majority of leases are long term; the terms typically range from 5 to 10 years. Some leases provide for a right of renewal, provided that the lessee remains in compliance with the terms of the lease. Notwithstanding compliance, there is no guarantee that the Company will be able to renew such leases on acceptable terms. The potential loss of prime locations upon lease expiry would have an effect on the financial performance, financial results and operating results of the Company. 566 of the locations leased by the Company are owned or managed by 20 landlords with whom the Company has 10 or more locations.

Commodity Costs, Labour Shortages and Costs and Other Risks

Dependence on frequent deliveries of fresh produce and groceries subjects food service businesses to the risk that shortages or interruptions in supply, caused by adverse weather or other conditions could adversely affect the availability, quality and cost of ingredients. Specifically, certain ingredients such as butter, dairy products, chicken, coffee, sugar, flour, oil, rice and fish constitute a large percentage of the total cost of the Company's food products. Increases in the cost of these specific ingredients could significantly result in a decrease the Company's operating income. In addition, unfavorable trends or developments concerning factors such as inflation, increased food, labour and employee benefit costs (including increases in hourly wage and employment insurance rates), regional weather conditions, interest rates, currency exchange rate and the availability of experienced management and hourly employees may also adversely affect the food service industry in general and the Company's results of operations and financial condition in particular.

Price and Supply Fluctuation

Pricing support mechanisms instituted and maintained by various provincial marketing or other boards keep the prices of chicken and other products at artificially high levels. Although these products pricing systems are the subject of international and provincial legal challenges, there can be no assurance that such mechanisms will not continue indefinitely. Further, there can be no assurance that prices of such products will not be increased by their respective boards in the future.

Seasonality of the Business and Weather

Results of operations for any interim period are not necessarily indicative of the results of operations for the full year. The Company expects that seasonality will be a material factor in the quarterly variation of its results. System sales fluctuate seasonally. During January and February sales are historically lower than average due to weather conditions. Sales are historically above average during May to August; given the addition of Cold Stone Creamery, which is now MTY’s largest concept and which is also extremely seasonal, this pattern is expected to be more important in the future. This is generally as a result of higher traffic in the street front locations, higher sales from seasonal locations only operating during the summer months and higher sales from shopping centre locations. Sales for shopping mall locations are also higher than average in December during the Christmas shopping period.

The restaurant industry is affected by weather and seasonal conditions. Adverse or unusual weather patterns may negatively affect operations of businesses in the restaurant industry. Favourable weather tends to increase guest traffic at the Company’s restaurants, particularly in summer seasons at restaurants with patios or outdoor seating. Additionally, certain holidays and observances also affect guest dining patterns, both favourably or unfavourably.

Dependence on frequent deliveries of fresh produce and groceries subjects businesses in the restaurant industry to the risk that shortages or interruptions in supply caused by adverse weather conditions could adversely affect the availability, quality and cost of ingredients. Severe cold weather increases consumption of electricity and may cause an increase in oil and natural gas prices, which may result in markedly higher utility prices for the Company’s restaurants. Severe hot weather leads to higher air conditioning costs. Any one of these consequences of adverse or unusual weather conditions, as well as water or electricity supply disruptions, may adversely affect the operations of the Company’s restaurants by increasing operating costs and/or reducing revenue.

Maintain adequate levels of collection from Franchisees

Failure to achieve adequate levels of collection from the Company’s franchisees, suppliers, landlords and other customers, including by reason of disputes or litigation, could have a serious negative effect on the Company's results of operations and financial condition in particular. Our franchisees are independent operators and as such are subject to many factors which the Company cannot control. Should economic conditions worsen, some franchisees could become unable to pay royalties and rent.

Certain franchisees report sales to the Company on an ongoing basis via various communication methods. There can be no assurance, however, that sales reported by franchisees are accurate and in accordance with the terms of the franchise agreements, which could have a negative impact on the Company’s revenues and cash flows.

The Impact of changes in Sales Tax

The introduction of further sales taxes upon sales by restaurants could negatively affect sales at the restaurant locations. An increase in the rate of existing sales tax could adversely affect disposable consumer income and consequently consumer visits to restaurants in general and sales of the locations in particular.

Ability to Locate and Secure Acceptable Location Sites

The success of the Company is significantly influenced by location sites. There can be no assurance that current locations and/or concepts will continue to be attractive, or additional locations can be located and secured, as, among other things, demographic patterns change. It is possible that the current locations or economic conditions where restaurants are situated could decline in the future, resulting in potentially reduced sales in those locations. There is also no assurance that further sites will produce the same results as past sites.

Uninsured and Underinsured Losses

The Company uses its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage at a commercially reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to compensate the entire loss.

International Locations

Our increased exposure to foreign operations subject us to multiple risks that are inherent to the territories in which the restaurants operate. Political and social instability, governmental regulations, foreign exchange rates, uncertainties regarding the interpretation or applicable of certain laws, ethical standards and potential adverse income and sales tax changes might affect the Company adversely.

The Company’s Dependence on the Franchisors of TCBY®, Rocky Mountain Chocolate Factory® and Au Vieux Duluth® Concepts

Pursuant to the Master Agreements, the Company operates as a franchisee of the Franchisors and is highly dependent on the Franchisors for its operations. As a result of the nature of franchising and the Master Agreements with the Franchisors, the long-term success of the Company will depend, to a significant extent, on the continued vitality of the Au Vieux Duluth®, Rocky Mountain Chocolate Factory® and TCBY® concepts and the overall success of the Franchisors. Under the Master Agreements, the Company is required to comply with all of the standards and manuals issued by the Franchisors from time to time. The Company is also required to pay to the Franchisor a monthly royalty fee and a monthly advertising fee as applicable. Should the Company fail to comply with the terms of the Master Agreements, the Franchisors could terminate all or any of the Master Agreements. The termination of the Master Agreements would have a material adverse impact on the Company. The Franchise Agreements have staggered initial terms. Some Master Agreements have a renewal option, provided the Company remains in compliance with the terms of such agreement and other conditions are met. Notwithstanding compliance, there is no guarantee that the Master Agreements will be renewed for any further term following the initial term. Failure to renew some of the Master Agreements could result in loss of revenue and operating profit for the Company and would adversely impact the cash flows.

Corporate Governance

The Company is not in compliance with certain governance best practices set forth in National Policy 58-201 – Corporate Governance Guidelines (referred to herein as “NP 58-201”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (referred to herein as “NI 58-101”) with respect to standards of director independence. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are in compliance with the corporate governance best practices established by the Canadian Securities Administrators.

Dividends

The Company has established a dividend policy during 2010; it has paid a first quarterly dividend in November of 2010 (see “Dividend Policy” below for further particulars), and subsequently re-assessed the amount of the quarterly dividend in January of each year. The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company's financial position at the relevant time. There can be no assurance at this time that any further dividends will be declared and paid. To the knowledge of the Company, there are no restrictions that would prevent the Company from paying dividends.

DIVIDEND POLICY

The board of directors of MTY (the “Board”) established a dividend policy during the course of 2010, and has updated the policy in January 2018. Pursuant to the policy, the Company intends to pay a quarterly dividend of 15¢ per share in 2018 (11.5¢ per share in 2017), if and when declared by the Board, after consideration of the present level of cumulative cash flow and the ongoing working capital needs of the Company, and after taking into consideration the future financing needs of the Company for new corporate acquisitions. The Board intends to review this policy when deemed necessary to assess its adequacy. The dividend policy is designed to allow sufficient flexibility to continue investing in the Company’s growth while providing returns to its shareholders.

On January 15, 2018, the Company announced that it intends to increase its quarterly dividend to 15¢ for 2018. The 15¢ dividend was paid on February 15, 2018 to shareholders registered in the Company’s records at the end of the business day on February 5, 2018.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value. Each common share ranks equally with all common shares with respect to dissolution, liquidation or winding up of the Company and payment of dividends. The holders of common shares are entitled to one vote for each share on all matters to be voted on by the shareholders.

The common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe for additional shares. The outstanding common shares are fully paid and non-assessable. As at the date of this Annual Information Form, there are 21,374,497 (21,374,497 as at November 30, 2017) common shares issued and outstanding.

CREDIT FACILITIES

The Company has an authorized revolving credit facility of $305 million. The interest rate charged on the facilities varies in accordance with the Canadian Dollar Offered Rate

(“CDOR”) and London Interbank Offered Rate (“LIBOR”) rates depending on the currency in which the funds were drawn. The credit facility expires in July 2021.

The new facility has the following financial covenants:

  The Debt to EBITDA ratio must be less than or equal to 3.50:1.00 until July 20, 2018 and less than 3.00:1.00 thereafter.

  The fixed charges coverage ratio must be at 1.25:1.00 at all times.

As at November 30, 2017, the Company was in compliance with those covenants.

The credit agreement also contains various limitations on distributions and on the usage of the proceeds from the disposal of assets which are not expected to impact the Company during the term of the credit agreement.

The revolving facility is repayable without penalty and is not subject to minimum quarterly repayments.

MARKET FOR SECURITIES – TRADING PRICE AND VOLUME

Trading Price and Volume

The common shares of the Company are traded on the TSX since May 13, 2010 under the symbol “MTY”. Before that date, they were traded on the TSX Venture Exchange under the same trading symbol.

The table below provides details on the monthly price ranges and total monthly volume for the most recent completed financial year:

Date	High $	Low $	Volume
Dec-16	51.25	48.71	397,268
Jan-17	51.88	46.55	513,464
Feb-17	52.24	46.95	462,465
Mar-17	53.20	48.53	437,145
Apr-17	50.37	45.51	589,699
May-17	49.52	45.50	545,292
Jun-17	48.47	44.75	433,940
Jul-17	48.30	45.05	444,758
Aug-17	47.48	45.80	273,821
Sep-17	51.31	45.52	429,402
Oct-17	51.44	47.11	354,291
Nov-17	55.98	49.79	499,943

Prior Sales

During the most recently completed financial year, MTY did not issue any shares that are not listed or quoted on a marketplace.

The following table sets forth the grants of options to acquire common shares by MTY during the year ended November 30, 2017:

Grant date	Options	Vesting	Issuance/exercise	Term of grant
	granted	schedule	price ($)
April 11, 2017	200,000	10 years	$48.36	10 years

Each option entitles the holder thereof to acquire one common share. The fixed term of each option is ten (10) years from the date of the grant of the option, and each option will vest in installments, with 1/9 of such option vesting and becoming exercisable annually, beginning on the second anniversary of the grant of the option.

DIRECTORS AND OFFICERS

Name and Occupation

The following table sets forth the name, the province and country of residence, and the position with the Company for each of the directors and executive officers of the Company, at the date of production of the AIF.

Name, Province/State
and Country of	Position with the	Director or executive officer
Residence	Company	since
Murat Armutlu (1) QC, Canada	Director	May 6, 2005
Stanley Ma QC, Canada	Chairman, Chief Executive Officer and Director	From Dec. 2, 1993 to June 30, 1996; and since May 30, 1997
David Keith Wong (1) BC, Canada	Director	Since February 9, 2011
Claude St-Pierre QC, Canada	Chief Operating Officer(2) , Secretary and Director	From May 6, 1994 to August 7, 1995; and since October 9, 1996

Name, Province/State
and Country of	Position with the	Director or executive officer
Residence	Company	since
Dickie Orr (1) , BC, Canada	Director	Since May 2, 2011
Eric Lefebvre, QC, Canada	Chief Financial Officer(3)	Since November 23, 2009
Jeff Smit, AZ, USA	Chief Operating Office, US operations	Since July 25, 2016(4)

(1)	Denotes a member of the Audit Committee.

(2)	On June 4, 2012, Mrs. St-Pierre was named Chief Operating Officer. Prior to June 4, 2012, Mrs. St-Pierre had been Chief Financial Officer.

(3)	On June 4, 2012, Mr. Lefebvre was named Chief Financial Officer. Prior to June 4, 2012, Mr. Lefebvre had been Vice-President, finance.

(4)

On July 25, 2016, the Company acquired Kahala Brands, ltd. Mr. Smit was the Chief Operating Officer for Kahala Brands, Ltd. and continued his role following the acquisition for all of the Company’s US operations.

The Company has an Audit Committee, the members of which are set out above.

Independence of the directors

Stanley Ma and Claude St-Pierre are not independent as they have a material relationship with the Company, by virtue of their respective executive officer position with the Company.

All three other directors, Dickie Orr, David K. Wong and Murat Armutlu, are independent, making up the majority of the Board. The independent directors hold separate meetings at which management is not in attendance, immediately following full Board meetings. The Board facilitates open and candid discussion among its independent directors by also encouraging such members to have discussions amongst themselves whenever appropriate.

The Audit Committee is chaired by Murat Armutlu, who in this role provides leadership among the independent directors.

Nomination, orientation and continuing education

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

New directors, as part of the orientation program, have the opportunity to meet with senior management to discuss the business of the Company, receive corporate information, Board policies and historical and current operating and financial information and may tour selected offices and facilities of the Company. Directors are briefed regularly by senior management team on strategic issues affecting the Company, and these briefing include reviews of the competitive environment, the Company’s performance relative to its peers, and any other developments that could materially affect the Company’s business. The Board will also ensure that directors are able to attend conferences or other similar events to participate in continuing education in matters relevant to their role as directors.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then.

Due to the minimal size of the Board, no formal effectiveness or contribution assessment process is conducted on the Board’s individual directors or Audit Committee. On an informal basis, the Chairman is responsible for reporting to the Board on areas where improvements should be made. When needed, time is set aside for the Chairman to meet with directors individually.

Security Holdings of the Directors and Officers

To the best of the Company’s knowledge, as of the date of this Annual Information Form, the Directors and Officers of the Company beneficially own, or controlled or directed, directly or indirectly, an aggregate of 5,629,994 common shares of the Company, representing 26.3% of the issued and outstanding common shares of the Company.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

To the knowledge of the Company, no director or executive officer of the Company is, at the date hereof, or was within the ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i)

is, at the date of this Annual Information Form, or has been within the ten years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold such persons assets.

Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the knowledge of the Company, there are no existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

PROMOTER

Stanley Ma is considered to be a promoter of the Company. Mr. Ma beneficially owns, or exercises control or direction over, directly or indirectly, 4,885,643 common shares of the Company, representing approximately 22.9% of the issued and outstanding common shares of the Company. For the year ended November 30, 2017, Mr. Ma received a salary of $426,785 and had car benefits of $23,415.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is involved in legal claims associated with its current business activities, the outcome of which is not determinable. Management believes that these legal claims will have no significant impact on the financial statements of the Company.

The Company is not aware of any penalties or sanctions imposed against the Company or the Company’s subsidiaries by a court relating to securities legislation or by a securities regulatory authority during the Company’s financial year ended November 30, 2017, or any other penalties or sanctions imposed by a court or regulatory body against the Company or Company’s subsidiaries that would likely be considered important to a reasonable investor in making an investment decision, and the Company and Company’s subsidiaries have not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the Company’s financial year ended November 30, 2017.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the common shares of the Company is:

Computershare Investor Services Inc.
100 University Ave, 9th Floor
Toronto, ON M5J 2Y1

MATERIAL CONTRACTS

The following are the contracts, other than contracts entered into in the ordinary course of business, that are material to the Company and were entered into within the most recently completed financial year, or before the most recently completed financial year but which are still in effect:

1.

TCBY Transnational Master Franchise Agreement dated February 20, 1992, as amended and assigned from time to time, between TCBY Systems, LLC (formerly TCBY Systems, Inc and Tremlac Food Canada Limited/Les Aliments Tremlac Canada limitée (as assigned by Daniel Tremblay and Paul Lachance, and later Donald Foley) and as assigned to MTY Tiki Ming Enterprises Inc. on September 28, 2005 for the territory of Canada expiring on December 31, 2025.

2.

Au Vieux Duluth Express Area Development Agreement dated May 2, 2002 for the provinces of Quebec and Ontario between Restaurants Au Vieux Duluth Inc. and MTY Tiki Ming Enterprises Inc. The agreement is for a term of 10 years, from May 2, 2002 to May 1, 2012 and includes a 10 years option to renew, at MTY Tiki Ming Enterprises Inc.’s option, which is subject to certain conditions. After May 1, 2012, parties have conducted business as per the agreement, although the agreement has not been formally renewed.

3.

Rocky Mountain Chocolate Factory Master License Agreement dated August 17, 2009 between Kahala Franchising Corp. and Rocky Mountain Chocolate Factory, Inc., granting an irrevocable non-exclusive right to the Company to offer Rocky Mountain Chocolate Factory products in existing Cold Stone Creamery locations in the United States or to open co-branded (Cold Stone Creamery/Rocky Mountain Chocolate Factory) stores. This agreement is valid as long as the Company’s network has Rocky Mountain Chocolate Factory stores in operations and as long as there is no default to the clauses contained in the agreement.

4.

Master License Agreement dated November 6, 2009 and amended May 17, 2016 permitting Tim Hortons stores to offer Cold Stone Creamery and permitting Cold Stone Creamery stores to offer Tim Hortons. The grant is irrevocable and non- exclusive and is applicable only for co-branded stores. The agreement is valid as long as co-branded stores are in operation and as long as there is no default to the clauses contained in the agreement. Both parties have termination rights in the agreement.

5.	Stock Option Plan dated March 16, 2016. As of the date of this Annual Information Form, there were 200,000 options outstanding.

6.

Credit facility agreement dated August 29, 2017 between MTY Food Group Inc. and the Toronto-Dominion Bank, as administrative agent and a syndicate of Canadian and US banks, for a total authorized amount of $305,000,000. The facility is secured by a moveable hypothec on most of the assets of the Company.

INTEREST OF EXPERTS

Deloitte LLP is the external auditor of the Company and has prepared the Independent Auditor’s Report dated February 15, 2018, with respect to the audited consolidated financial statements of the Company as at and for the years ended November 30, 2017 and November 30, 2016. As of February 15, 2018, Deloitte LLP is independent from the Company within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

AUDIT COMMITTEE INFORMATION of MTY Food Group Inc. (the “Corporation”)

Audit Committee Charter

1.	Purpose of the Committee

1.1

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Corporation’s financial statements and other relevant public disclosures, the Corporation’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1

All of the Members must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	All of the Members of the Audit Committee must be “independent” as defined under NI 52-110.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co- operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1

The external auditors are prohibited from providing any non-audit services to the Corporation, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Corporation, the Audit Committee must consider that the benefits to the Corporation from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Corporation:

(i)	acting as an agent of the Corporation for the sale of all or substantially all of the undertaking of the Corporation; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Corporation in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Corporation.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Corporation at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1

The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2

The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1

Auditing expenses will be funded by the Corporation. The auditors must not perform any other consulting services for the Corporation, which could impair or interfere with their role as the independent auditors of the Corporation.

10.	Role and Responsibilities of the Internal Auditor

10.1

The Corporation has created a position to perform the task of internal audit. Areas of focus for the internal audit are recommended by management to the Audit Committee for approval. The internal audit reports are to be sent to the Audit Committee and to the CFO.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1	The CFO of the Corporation is primarily responsible for ensuring that the Corporation’s continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Corporation at any time, acting reasonably.

13.2

The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Corporation.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of the Audit Committee

The following directors are the members of the Audit Committee:

Murat Armutlu	Independent(1)	Financially literate(2)
David K. Wong	Independent(1)	Financially literate(2)
Dickie Orr	Independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee is as follows:

David K. Wong: Mr. Wong has 22 years of experience in public and private equity investments in both domestic and international markets. He is currently Managing Director of DK Wong & Associates Inc., an advisory service which specializes in assisting entrepreneurs in seeking investment capital, mergers and acquisition candidates and corporate restructuring. Mr. Wong’s past experiences also include serving as Manager, Technology Research at Avenir Capital Corp., Technology Analyst at Canaccord Capital Corp. and Research Analyst for C.M. Oliver & Co. Ltd. Mr. Wong received a Bachelor of Arts, Major in Economics from Simon Fraser University and is a member of CFA Institute, CFA Vancouver and ACG Vancouver Chapter.

Dickie Orr: Mr. Dickie Orr has 27 years of experience as an investment advisor, involved in public and private equity investments in both domestic and international markets.

Murat Armutlu, CPA, CA: Mr. Armutlu is a Chartered Professional Accountant and formerly served as Chief Financial Officer of the Corporation from December 2000 to April 2003. Mr. Armutlu has a Bachelor of Commerce (Accounting) degree. He earned his Chartered Accountant designation in 1986, and he also earned a Certified Public Accountant designation in 1997. Since 1990, he has served as auditor, accountant, and business advisor for his clients.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Corporation’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Corporation. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Corporation or its subsidiaries (if any) are as follows:

Financial Year
Ending November		Audit Related		All other
30	Audit Fees	Fees	Tax Fees	Fees
2017	$1,094,000	$10,000	$318,200	-
2016	$869,000	$18,000	$285,000	-

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year.